Strong Revenue Growth in 2000

Accelerated EBITDA Growth on Track for 2001


Amsterdam, The Netherlands - March 28, 2001 -
Trader.com N.V.
(NASDAQ: TRDR; Paris Premier Marche - 5729) a global leader in classified advertising, reports its year end 2000 results showing strong print revenue growth, rapid growth in the online distribution channel and confirms guidance for accelerated EBITDA growth in 2001.

Revenues Grew a Significant 32% in 2000

-Consolidated revenues grew 32%, or 89.6 million euros, from 283.3 million euros to 372.9 million euros.

-Print revenue had strong growth of 27%, from 280.4 million euros to 355.7 million euros, due to the expansion of our professional customer base and expanded geographic coverage.

-Online revenues increased six times
 from 2.9 million euros to 17.2 million euros due to the successful deployment of online professional solutions ("Power Pages") and growth in listing fees.

Results Affected by Online Investment
and Restructuring Charges

-Print EBITDA grew 6% to 74.1 million euros before restructuring charges. Due to online development costs, online EBITDA decreased from a negative 11.3 million euros in 1999 to a negative 73.3 million euros in 2000 before restructuring charges.

-A restructuring programme of 25.4 million euros implemented in the fourth quarter of 2000 is expected to generate 18 million euros in EBITDA savings annually.

-Net results for U.S. GAAP decreased
 from a loss of 72.1 million euros in 1999
 to a loss of 172.1 million euros in 2000 primarily driven by the investment in our online channel and restructuring charges.

Capital Structure Strengthened in 2000

-Shareholder's equity grew from a negative
 3.3 million euros, before our IPO,
 to a positive 465.0 million euros.

-Net debt decreased from 458 million euros to 149 million euros.

-The company had 130 million euros of cash and un-drawn credit facilities at the end of December 2000. The company anticipates no new external funding requirements in 2001, excluding acquisitions.

Accelerated EBITDA Growth on track for 2001
EBITDA Expected to Reach 50 million euros in 2001

-The company expects double-digit revenue growth for the full year.

-Confirmation of consolidated EBITDA guidance of 50 million euros for 2001.


2000 Operational Highlights

-The number of print publications grew 20%
 from 235 to 282, and annual circulation grew 31% from approximately 130 million to approximately
 170 million copies.

-Unique classified ad listings grew approximately 14% from 14 million to 16 million advertisements annually.

-Strong local brands generated a 400% increase in page view traffic from 27 million in the month of December 1999 to 135 million in the month of December 2000.

-The Company made significant acquisitions in 2000 in Canada, Australia, Spain and the Netherlands.

John MacBain, President and CEO, commented,
"We are encouraged with our results since we achieved both strong print and online revenue growth.
As a result of our recently announced restructuring actions, we expect consolidated EBITDA in 2001 to grow significantly due to the reduction of our cost structure and the continued momentum of our revenue growth.
We are on track for the year and therefore confirm our guidance for the remainder of 2001".

Year 2000 Summary Results
  		               % of Total   Annual % Change
           (in Euro millions, except per share amounts)
	  ---------------------------------------------


Financial     1999     2000                  Total   Organic
Revenues
Print         280.4    355.7     95%          27%     15%
Online          2.9     17.2      5%         493%    412%
              _____    _____     ___         ____    ____
Total revenue 283.3    372.9    100%          32%     19%

EBITDA
Print          70.2     74.1
Online	      (11.3)   (73.3)
              ______   ______
Total EBITDA   58.9    0.8<F1>

Net Loss      (72.1)  (172.1)
U.S. GAAP     ______  _______
Net Loss
French GAAP   (48.0)  (134.8)
              ______  _______
EPS-U.S. GAAP (4.80)   (4.00)
              ______  _______

Operational

No. of          235      282                  20%
Publications
Annual          130      170                  31%
Circulation
(millions)
No. Unique       14       16                  14%
Classified
ads published
annually
(millions)
No. of           41       52                  27%
Web sites
Monthly
Page Views
(millions)<F2>   27      135                 400%

<F1> EBITDA before 10.7 million euros in 2000 restructuring charges
<F2> Last month of period


Please see the attachments to this press release for the following:

-Financial Review
-Condensed Combined and Consolidated Balance Sheets
-Condensed Combined and Consolidated Statement of Operations

www.trader.com

-282 publications in 20 countries as of December 2000
-More than 8 million readers per week in 2000
-16 million unique advertisements in 2000
-52 web sites with 135 million page views
 per month in December 2000
-Listed on the NASDAQ (symbol: TRDR)
 and Premier Marche/First Market of the
 Paris Stock Exchange
 (SICOVAM: 5729 and Reuters: TRD)

Forward Looking Statements
Certain statements in this press release may be considered to be "forward looking statements" as that term is defined in The United States' Private Securities Litigation Reform
Act of 1995, such as statements that include the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "guidance", "project", "outlook", or similar expressions including statements regarding the adequacy of our cash flows, expected cash flows, expected future growth and expected future financial results, EBITDA savings and margins, revenue growth and capacity under our credit facility. Such statements are not promises or guarantees, and are subject to risks and uncertainties which could cause actual results to differ materially from those suggested by any such statements. Those factors include, but are not limited to, the preliminary nature of the information disclosed in this press release as well as those discussed or identified in our initial public offering prospectus and 1999 Form 20-F, which were filed with the United States Securities and Exchange Commission, including risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions, political and economic conditions of the countries in which we operate including Russia, the currencies in which we do business, our dependence on our management team, our workforce requirements, our content, our brands, our dependence on advertising including print and online advertising, our ability to expand our online business, the limited history of our online business, our online strategy and execution of it and the expenditures required to implement it, the expansion of the Internet and our dependence on the growth of Internet usage, as well as general economic and market conditions. These statements are made as of the date hereof. We disclaim any obligation to update or supplement the information in this press release due to changed circumstances.

Public Relations & Investor Relations Contact Information

Trader.com N.V.
Peter Rees
Vice President - Marketing
Tel: +33 1 5334 5099
Fax: +33 1 5334 5097
peter.rees@trader.com

Gavin Anderson

(Paris)
Fabrice Baron
Tel: +33 1 5383 9316
Fax: +33 1 5383 9323	Tel: +1 212 515 1995
Fbaron@gavinanderson.fr

(New York)
Aude Thibaut de Maisieres
Tel: +1 212 515 1995
Tel: +1 212 515 1995
athibaut@gavinanderson.com

(London)
Graham Prince
Tel: +44 20 7456 1469
Fax: +44 20 7457 2330
Gprince@gavinanderson.co.uk

Image 7 (Paris)
French Public Relations
Marie-Charlotte Czerny
Tel: +33 1 5370 7458
Fax: +33 1 5370 7460
mcc@image7.fr

For any other information please login
to www.trader.com/investor/
for investor relations information.

2000 Financial Review

Revenues

Revenues for the year ended December 31, 2000 increased 89.6 million euros, or 32%, to 372.9 million euros from 283.3 million euros for the year ended December 31, 1999.
This includes an increase of 19% for organic growth, or 53.8 million euros. The 19% increase in organic growth includes a benefit of 6% related to favorable exchange effects.
The remainder of the increase (35.8 million euros) is related to acquisitions.

The increase in our consolidated revenues resulted from an increase in print revenues of 75.3 million euros, or 27% versus 1999 and a growth in online revenues of
14.3 million euros from 2.9 million euros to 17.2 million euros.

The print revenue increase of 75.3 million euros reflects growth in:
-Classified ads - private of 5.3 million euros(up 13%), -Classified ads - professional of 14.7 million euros (up 42%), -Display advertisements of 33.6 million euros(up 30%), -Circulation revenue of 14.3 million euros (up 17%)
-Services and other revenue of 7.4 million euros (up 78%).

Components of online revenue for the year ended December 31, 2000 include revenues from listing fees of 8.3 million euros, professional solutions (" Power Pages") of 4.0 million euros, banner advertisement of 3.7 million euros and services and other revenue of 1.2 million euros.

The increase from acquisitions was due primarily to increases of 16.3 million euro for Canada, 3.0 million euros for Australia and 7.0 million euros for newly integrated operations in Russia.

Online Channel Development

The Company has invested significantly in online development in 2000 in the areas of sales, marketing and technology to prepare for rapid growth in this distribution channel. These online development costs have been accounted for primarily as cost of revenues (29.5 million euros in 2000) and selling, general and administrative costs
(68.0 million euros in 2000, including 7.1 million euros in restructuring costs). We have also spent approximately 40 million euros in capital expenditures related to the Internet in 2000.

Through our recently announced restructuring actions, including the integration of our print and online sales forces, and the continued growth in our online revenues, we expect to report significant improvement in our online results in 2001.

Our online development activities have resulted in new online product offerings including "Make Me An Offer". This service has been launched in Canada on www.BuySell.Com and offers customers an alternative to fixed price classified ads and auctions. The seller advertises his item with the logo "Make Me An Offer" attached. Buyers are enticed to bid for the item and, for a fee, the seller is able to complete the transaction.

Professional Solutions ("Power Pages") are online virtual showrooms that are sold to our professional customers along with listings in our print publications. This multiple media offer increases overall sales efficiency for car dealers and real estate agents. The bundled print and online package gives access to a broader audience and provides our professional customers the tools for price optimisation and improved stock rotation.

We are deploying online auction functionality on our major websites. For example, this concept has been successfully tested in the real estate sector in Spain. Segundamano has partnered with a leading Spanish real estate company to offer auctions that bring together the expertise of a leading auction house with the national reach of www.segundamano.es.

Actions Implemented in Q4 2000 to Accelerate EBITDA Growth

In January 2001, the Company announced actions to accelerate EBITDA growth that comprises an enhanced focus on two core segments: vehicles and real estate, the acceleration of our e-business transformation and a significant reduction in our cost structure. The Company will leverage its leadership in the used automobile and real estate segments of the classified and display advertising industry and integrate its print and online sales forces.

The Company has also implemented a cost reduction program, reducing employee headcount by 275 people as of December 31, 2000, closing certain non-core websites and consolidating facilities.
We expect this cost reduction programme to generate EBITDA savings of approximately 18 million annually.euros As a result, we have recorded a restructuring charge in 2000 of 25.4 million euros. Of this amount, 10.7 million euros is for employee redundancy costs and has reduced consolidated EBITDA,
1.0 million euros relates to the consolidation of facilities and 13.7 million euros is for the write-down of capitalized software costs for non-core websites.

EBITDA

Our overall EBITDA in 2000 has decreased from 58.9 million euros in 1999 to a negative 9.9 million euros in 2000, including a restructuring charge of 10.7 million euros related primarily to employee redundancy costs. Before restructuring costs, our consolidated EBITDA was a slightly positive 0.8 million euros. This includes EBITDA from our print business of 74.1 million euros, an increase of 3.9 million euros versus 1999, offset by EBITDA losses from our online activities of
73.3 million euros, an increase of 62.0 million euros from 1999.

The increase in print EBITDA before restructuring charges includes growth in Russia and the newly independent countries of 5.5 million euros, Canada of 4.3 million euros, Spain of 2.2 million euros and Italy of 1.0 million euros, offset by decreases in Argentina of 1.8 million euros, Brazil of 1.6 million euros and France of 1.4 million euros.

Net Results

The Company's net loss under U.S. GAAP has increased from 72.1 million euros in 1999 to 172.1 million euros in 2000.
The increase was driven primarily by the increase in online losses of 62.0 million euros, the restructuring charges of
25.4 million euros, the increase in depreciation and amortization of 26.0 million euros and the increase in non-cash compensation expense of 12.0 million euros. The increase in net loss was offset by a decrease in interest and financing fees of 18.2 million euros, the improvement in our print operations of 3.9 million euros, and the reduction in taxes of 2.9 million euros. French GAAP net loss increased from 48.0 million euros in 1999 to 134.8 million euros in 2000.

Liquidity and Capital

Shareholder's equity grew from a negative 3.3 million euros, before our IPO, to a positive 465.0 million euros, and total debt decreased from 481 million euros to 168 million euros.

The Company's net debt decreased from 458 million euros as of the end of 1999 to 149 million euros as of the end of 2000 reflecting the payment of borrowings subsequent to the Initial Public Offering in April 2000.
Trader.com had approximately 111 million euros available under its credit agreement for use in acquisitions and for funding its online activities as of year end.

TRADER.COM N.V.
Condensed Combined and Consolidated Balance Sheets
(euros in Thousands)

					Combined	  Consolidated

					December 31, 1999 December 31, 2000
					_________________ _________________
ASSETS
Current assets:
Cash and cash equivalents		 23,412           19,231
Accounts receivable, less allowances
of 5,619 euros(1999) and
8,021 euros(2000), respectively		 31,096 	  44,080
Other receivables			  7,987 	  18,846
Deposits and prepaid expenses		  3,780 	  17,540
					_______          _______
Other current assets			  5,112 	  11,960
Total current assets			 71,387		 111,657
Property, plant and equipment, net	 37,814		  59,379
Goodwill and other intangibles		529,835		 617,379
Other non-current assets		 39,842		  36,187
					_______		 _______
Total assets				678,878 	 824,602

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable			 42,598 	  37,868
Social and fiscal liabilities		 13,449 	  30,086
Accrued liabilities 			 10,527 	  21,980
Income taxes payable			 16,107 	  11,220
Accrued compensation	   		 23,913		       0
Current portion of long-term debt 	 16,132 	   1,667
Other liabilities			  6,614 	   7,600
					_______		 _______
Total current liabilities		129,340 	 110,421

Long-term liabilities:
Due to shareholders			206,101 	       0
Long-term debt, net of current portion  259,103 	 160,769
Deferred income taxes 			 69,276 	  72,712
Other long term liabilities 		      0  	   7,796
					_______		 _______
Total liabilities			663,820 	 351,698

Minority interest			  8,799 	   7,879
					_______          _______

Redeemable preferred shares Class B 	  2,772 	       0
Redeemable preferred shares Class A 	  6,798		       0
					_______          _______
Total redeemable preferred shares 	  9,570 	       0

Shareholders' equity (deficit):
Capital shares 				  4,130 	 105,412
Additional paid-in capital		266,336 	 960,337
Deferred compensation expense		(36,437)	 (28,218)
Accumulated deficit			(251,014) 	 (580,898)
Accumulated other comprehensive income	 13,674 	   8,392
					_______		 _______
Total shareholders' equity (deficit)	(3,311)          465,025
					_______		 _______
Total liabilities and shareholders'
equity (deficit) 			678,878 	 824,602


TRADER.COM N.V.
Condensed Combined and Consolidated Statements of Operations
(euros in thousands, except per share amounts)




					Combined		Consolidated

					December 31, 1999	December 31, 2000
Revenues				283,310			372,894
Operating costs and expenses:
Cost of revenues			140,457			213,346
Selling, general and administrative	 84,333			169,520
Depreciation and amortization		 35,579			 61,649
Non-cash compensation expense		 40,079			 52,078
Write-down of impaired assets		    549			 14,735
					_______			________
					300,997			511,328
					_______			________
Operating profit (loss)			(17,687)		(138,434)

Other (income) and expenses:
Interest and financing fees		 41,327			 23,051
Foreign exchange (gain) loss and other	   (579)		  2,103
					_______			________
					 40,748			 25,154
Earnings (loss) before income
taxes and minority interest		(58,435)		(163,588)

Income tax provision, net		   9,443		  6,490
					________		________
Loss before minority interest 		(67,878)		(170,078)
Minority interest			  4,217			   2,055
					________		________
Net loss - U.S. GAAP			(72,095)		(172,133)
					________		________
Net loss - French GAAP			(48,037)		(134,827)
					________		________
Net loss per common share - U.S. GAAP	  (4.80)		   (4.00)
